EXHIBIT 2.1

MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

by and among

HURON CONSULTING GROUP INC.,

SPELTZ & WEIS LLC,

SC HOLDING, LLC,

DAVID E. SPELTZ

and

TIMOTHY C. WEIS

Dated as of May 5, 2005

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TABLE OF CONTENTS
SCHEDULES
Schedule 1.01(a)	Financial Statements
Schedule 1.01(b)	Fixtures and Equipment
Schedule 1.01(c)	Managing Directors
Schedule 1.01(d)	Sales Attribution Percentage
Schedule 2.04	Earn-Out Multiple
Schedule 2.06	Allocation Schedule
Schedule 3.01	State Qualifications
Schedule 3.04	Percentage Membership Interests
Schedule 3.06	Required Consents
Schedule 3.07(b)	Liabilities of the Company
Schedule 3.08	Engagements
Schedule 3.09	Litigation
Schedule 3.10(a)	Compliance with Laws
Schedule 3.10(b)	Permits
Schedule 3.11(a)	Contracts
Schedule 3.12	Employee Matters
Schedule 3.13	Employee Benefit Plans
Schedule 3.14	Seller Owned Assets
Schedule 3.15	Registered Intellectual Property
Schedule 3.17	Insurance
Schedule 3.18	Customers
Schedule 3.19	Adverse Effects or Changes
Schedule 4.05	Purchaser Consents

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MEMBERSHIP INTEREST

PURCHASE AND SALE AGREEMENT

This Membership Interest Purchase and Sale Agreement, dated as of May 5, 2005, is by and among Huron Consulting Group Inc., a Delaware corporation (“Purchaser”), Speltz & Weis LLC, a New Hampshire limited liability company (the “Company”), SC Holding, LLC, a Delaware limited liability company (“Holding”), David E. Speltz (“Speltz”) and Timothy C. Weis (“Weis” and together with Speltz, collectively, “Sellers”).

W I T N E S S E T H:

WHEREAS, as of the Closing Date, Weis and Holding will own all of the outstanding membership interests in the Company;

WHEREAS, as of the Closing Date, Speltz will own all of the outstanding membership interests in Holding; and

WHEREAS, Weis desires to sell to Purchaser all of his membership interests in the Company and Speltz desires to sell to Purchaser all membership interests in Holding, and Purchaser desires to acquire said membership interests from Sellers;

NOW THEREFORE, in consideration of these premises and the mutual undertakings of the parties set forth herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

1.01  Specific Definitions. As used in this Agreement (including the recitals hereto), the following terms have the following specified meanings:

“Adjustment Statement” has the meaning set forth in Section 2.03(b).

“Advisors” has the meaning set forth in Section 5.10.

“Affiliate” means, with respect to any specified Person, (i) any other Person which directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Cap” has the meaning set forth in Section 9.04(b).

“Agreement” means this Membership Interest Purchase and Sale Agreement, as the same may be amended or supplemented from time to time in accordance with its terms.

“Allocation Schedule” has the meaning set forth in Section 2.06.

“Assignments of Membership Interests” means the assignments of membership interests, to be executed and effective as of the Closing Date, in substantially the form of Exhibits A-1 and A-2.

“Base Working Capital Amount” means $0.00.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York City are authorized or obligated by Law or executive order to close.

“Calculation Periods” has the meaning set forth in Section 2.04(b).

“Cash Amount” means $14,000,000.

“Claim Notice” has the meaning set forth in Section 9.03(a).

“Claw-Back Liabilities” means Liabilities in respect of fees and/or expenses of the Practice which were paid to the Company prior to the Closing Date, but which the Company is required to disgorge or otherwise pay back to a client of the Practice (or its creditors) in connection with bankruptcy, reorganization or other similar Proceedings involving the client, net of any accounts realized on allowed claims or other defenses.

“Closing” means the closing of the transactions provided for in this Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Employees” means the employees/consultants of the Company, other than those who have entered into a Senior Management Agreement, who are employed by the Company immediately prior to the Closing.

“Company Gross Margin” has the meaning set forth in Section 2.04(b).

“Company LLC Agreement” means the Limited Liability Company Agreement of Speltz & Weis LLC, originally dated as of April 11, 2002, between the Company, Weis and Holding, as amended through the Effective Date.

“Company Membership Interests” means the rights and interests of a member of the Company, including those rights and interests of a member of the Company or of an Economic Interest Owner (as defined therein), as provided in the Company LLC Agreement.

“Company Revenue” has the meaning set forth in Section 2.04(b).

“Completed Engagements” means all client engagements, whether written or oral, of the Practice that have been completed in their entirety prior to the Closing Date.

“Confidentiality Agreement” means the Confidentiality Agreement, dated January 20, 2005, between Purchaser and the Company.

“Consent” means any consent, waiver, approval, authorization, exemption, registration or declaration.

“Contested Adjustments” has the meaning set forth in Section 2.03(b).

“Contract” means any contract, lease, commitment, understanding, agreement, indenture, mortgage, note, right, warrant or, instrument, whether written or verbal, which is intended or purports to be binding and enforceable.

“Cumulative Earn-Out Payment” has the meaning set forth in Section 2.04(b).

“Damages” has the meaning set forth in Section 9.01.

“Deductible” has the meaning set forth in Section 9.04(a).

“Direct Claim” has the meaning set forth in Section 9.03(a).

“Earn-Out Calculation Statements” has the meaning set forth in Section 2.04(d).

“Earn-Out Conditions” has the meaning set forth in Section 2.04(c).

“Earn-Out Multiple” has the meaning set forth in Section 2.04(c).

“Earn-Out Payments” has the meaning set forth in Section 2.04(a).

“Earn-Out Period” has the meaning set forth in Section 2.04(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“Excluded Liabilities” means (a) all Liabilities of the Company arising from the conduct of the Practice prior to the Closing Date, including, (i) all costs and expenses of the Company incurred incident to the negotiation and preparation of this Agreement and its performance and compliance with the agreements and conditions hereto, (ii) all Liabilities arising from the performance of the Completed Engagements or the In-Process Engagements prior to the Closing Date, (iii) all Liabilities to employees/consultants of the Company other than as set forth in Section 5.06 and liabilities arising from the termination of employment or consultancy of any employee/consultant prior to the Closing, and (iv) all other Liabilities related to the conduct of the Practice prior to the Closing Date, except Liabilities reflected in the Final Closing Date Balance Sheet or Liabilities arising in connection with performance under the Contracts from and after the Closing Date, and (b) all Liabilities of Holding arising prior to the Closing Date, other than Liabilities arising under the Holding LLC Agreement.

“Final Closing Date Balance Sheet” has the meaning set forth in Section 2.03(b).

“Financial Statements” means (a) the unaudited financial statements of the Company for the fiscal year ended December 31, 2004, copies of which are set forth in Schedule 1.01(a), consisting of a balance sheet of the Company at such date and the related statement of earnings and cash flows for the twelve-month period then ended; and (b) the unaudited financial statements of the Company for the three-month period ended March 31, 2005, copies of which are set forth in Schedule 1.01(a), consisting of a balance sheet of the Company at such date, and the related statement of earnings and cash flows for the three-month period then ended.

“Fixtures and Equipment” means all of the furniture, fixtures, furnishings, machinery, spare parts, supplies, equipment and other tangible personal property owned by the Company, wherever located, including those items set forth on Schedule 1.01(b).

“GAAP” means U.S. generally accepted accounting principles at the time in effect.

“Governmental Authority” means the government of the United States or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Gross Margin Target” has the meaning set forth in Section 2.04(c).

“Holding” has the meaning set forth in the preamble to this Agreement.

“Holding LLC Agreement” means the Limited Liability Company Agreement, dated as of April 29, 2005, between Holding and Speltz.

“Holding Membership Interests” means the rights and interests of a member of Holding, including those rights and interests of a member of Holding as provided in the Holding LLC Agreement.

“Huron Revenue” has the meaning set forth in Section 2.05(a).

“In-Process Engagements” means all client engagements of the Practice, whether written or oral, that are in process as of the date of this Agreement or the Closing Date.

“Indemnified Party” has the meaning set forth in Section 9.03.

“Indemnifying Party” has the meaning set forth in Section 9.03.

“Independent Accountant” has the meaning set forth in Section 2.03(b).

“Intellectual Property” means any and all trademarks, trade names, service marks, patents, copyrights (including registrations and applications, licenses or rights relating to any of the foregoing), technology, trade secrets, inventions, know-how, formulae, computer programs, processes and other intangible assets, properties and rights.

“Judgments” means any judgments, injunctions, orders, writs, rulings or awards of any court or other judicial authority or any Governmental Authority of competent jurisdiction.

“Laws” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, order or decree.

“Liability” means any liability or obligation of any nature, whether known or unknown, accrued, absolute, contingent or otherwise, and whether due or to become due.

“Liens” means all liens, charges, security interests, sureties, options or other encumbrances whatsoever, other than liens for Taxes not yet due or payable.

“Managing Directors” means the individuals identified on Schedule 1.01(c).

“Material Adverse Effect” means a material adverse effect on the financial condition, operations, results of operations or prospects of the Company or on the Company’s, Holding’s or Sellers’ ability to consummate the transactions contemplated by this Agreement.

“Net Closing Date Working Capital” means the current assets of the Company less the current liabilities of the Company as reflected in the Final Closing Date Balance Sheet.

“Permits” means all permits, authorizations, approvals, registrations, licenses, certificates or variances granted by or obtained from any federal, state, local or foreign governmental, administrative or regulatory authority.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization.

“Practice” means the turn-around consulting, business management and other consulting business conducted by the Company prior to the Closing Date.

“Preliminary Closing Date Balance Sheet” has the meaning set forth in Section 2.03(a).

“Proceeding” means any action, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or investigation.

“Promissory Notes” means the promissory notes, to be executed and effective as of the Closing Date, in substantially the form of Exhibit B.

“Purchase Price” means (i) the Cash Amount, plus (ii) the aggregate principal amount of the Promissory Notes, plus (iii) the aggregate amount of the Earn-Out Payments, the Cumulative Earn-Out Payment and the Sales Attribution Amount earned by Sellers in accordance with Section 2.04 or Section 2.05, as the same may be adjusted in accordance with Section 2.03, Section 5.05 or Section 9.07, less any amount allocated to the undertaking of Sellers in Section 5.09 pursuant to Schedule 2.06.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Indemnified Parties” means Purchaser, Purchaser’s Affiliates, principals, attorneys, accountants, agents and employees, and their respective heirs, successors and assigns.

“Related Agreements” means the Promissory Notes, the Assignments of Membership Interests, the Senior Management Agreements, and each other agreement or instrument executed and delivered in accordance with this Agreement.

“Required Consents” has the meaning set forth in Section 3.06.

“Restricted Period” has the meaning set forth in Section 5.09(a).

“Restricted Radius” has the meaning set forth in Section 5.09(a)(i).

“Sales Attribution Amount” has the meaning set forth in Section 2.05(a).

“Sales Attribution Percentage” means the percentage set forth on Schedule 1.01(d).

“Seller Indemnified Parties” means Sellers and their respective Affiliates, attorneys, accountants, agents and employees, and their respective heirs, successors and assigns.

“Sellers” has the meaning set forth in the preamble to this Agreement.

“Sellers’ Benefit Plans” has the meaning set forth in Section 3.13(a).

“Senior Management Agreements” means the Senior Management Agreements, to be executed and effective as of the Closing Date, in substantially the form of Exhibit C.

“Separate Post-Closing Engagement” has the meaning set forth in Section 5.10.

“Specified Managing Directors” has the meaning set forth in Section 6.03(f).

“Speltz” has the meaning set forth in the preamble to this Agreement.

“Tax Return” means any report, return, document, declaration, payee statement or other information or filing required to be supplied to any Tax authority or any person with respect to Taxes.

“Tax Warranties” means the representations and warranties set forth in Section 3.17.

“Taxes” means all taxes, however denominated, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include all net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, goods and services, ad valorem, earnings, franchise, profits, license, withholding (including all obligations to withhold or collect for taxes imposed on others), payroll, employment, excise, severance, stamp, occupation, premium, property, excess profit or windfall profit tax, custom duty, value added or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to tax, or additional amount (whether payable directly, by withholding or otherwise).

“Third Party Claim” has the meaning set forth in Section 9.03(a).

“Title and Authorization Warranties” means the representations and warranties set forth in Sections 3.01, 3.02, 3.03, 3.04, 3.05 and 3.06, 4.01, 4.02, 4.03 and 4.04.

“Transaction” has the meaning set forth in Section 5.10.

“Weis” has the meaning set forth in the preamble to this Agreement.

1.02  Other Definitional Provisions.

(a)  Any underscored reference to an Article, Section, clause, Schedule or Exhibit is a reference to an Article, Section or clause of, or a Schedule or Exhibit to, this Agreement. The use of the terms “hereunder”, “hereof”, “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, or clause of or Exhibit or Schedule to this Agreement.

(b)  Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)  The words “include,” “includes” and “including” are not limiting.

(d)  The terms “dollars” and “$” mean United States dollars.

(e)  The term “knowledge” means, with respect to a Seller, the actual knowledge of a Seller, or with respect to the Company, the actual knowledge of Sellers after diligent inquiry by them of the Managing Directors of the Company.

ARTICLE II

TRANSFER OF MEMBERSHIP INTERESTS;

PURCHASE PRICE AND ADJUSTMENTS

2.01  Transfer of Membership Interests. (a) On the terms and subject to the conditions set forth in this Agreement, at the Closing, Weis shall sell, assign, transfer, and deliver to Purchaser, and Purchaser shall purchase and acquire from Weis, and take assignment and delivery from Weis, free and clear of all Liens, the percentage Company Memberships Interest of Weis set forth opposite Weis’ name on Schedule 3.04(a), which Company Membership Interests constitute all of the outstanding membership interests in the Company owned or held by Weis.

(b)  On the terms of subject to the conditions set forth in this Agreement, at the Closing, Speltz shall sell, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and acquire from Speltz, and take assignment and delivery from Speltz, free and clear of all Liens, the Holding Membership Interests held by Speltz, which Holding Membership Interests constitutes all of the outstanding membership interests in Holding.

2.02  Closing Date Payment; Promissory Notes. On the terms and subject to the conditions set forth in this Agreement, in consideration of the transfer of the Company Membership Interests and the Holding Membership Interests, on the Closing Date, Purchaser shall (i) pay the Cash Amount to Sellers in proportion to their respective (direct or indirect) percentage ownership interests in the Company and (ii) deliver to Sellers two Promissory Notes in the aggregate principal amount of $3,000,000 (with each such Promissory Note being in such amount as is determined by multiplying such Seller’s (direct or indirect) percentage ownership interest in the Company by $3,000,000), and otherwise on the terms and conditions set forth in the form of Promissory Note set forth in Exhibit B. The Cash Amount, and any subsequent payments under the Promissory Notes, shall be made by means of a wire transfer of immediately available funds to such bank accounts designated by each Seller on or prior to the date which is no later than two Business Days prior to the Closing Date, with respect to the payments due on the Closing Date, or to such other bank accounts as may be designated by either Seller with respect to any other payments due to such Seller from time to time.

2.03  Working Capital Adjustment. (a) Promptly following the Closing Date, but in any event within fifteen (15) days thereof, Sellers shall deliver to Purchaser a balance sheet for the Company as of the close of business on the Closing Date (the “Preliminary Closing Date Balance Sheet”). The Preliminary Closing Date Balance Sheet shall be prepared in a manner which is consistent with the historical cash basis accounting practices of the Company. Purchaser shall allow, and shall cause the Company to allow, Sellers full access to the Company and its personnel and accounting records during normal business hours for the purpose of preparing the Preliminary Closing Date Balance Sheet.

(b)  Purchaser shall have fifteen (15) days after delivery of the Preliminary Closing Date Balance Sheet by Sellers to review the same, and to propose any adjustments thereto. All adjustments proposed by Purchaser shall be set out in a written statement delivered to Sellers (the “Adjustment Statement”) and shall be incorporated into the Preliminary Closing Date Balance Sheet, except for such proposed adjustments to which Sellers object within fifteen (15) days of delivery thereof to Sellers. If Sellers object to the Adjustment Statement within said fifteen (15) day period (the adjustments to which Sellers object being referred to herein as the “Contested Adjustments”), Purchaser and Sellers shall make the appropriate adjustments to the Purchase Price (in accordance with Section 2.03(c) with respect to any uncontested adjustments and shall use reasonable efforts to resolve their dispute regarding the Contested Adjustments. If a final resolution thereof is not reached within ten (10) days of Purchaser’s receipt of Sellers’ objections thereto, Purchaser and Seller shall make the appropriate adjustments to the Purchase Price (in accordance with Section 2.03(c) with respect to any Contested Adjustments which are no longer in dispute and either Purchaser or Sellers shall thereafter be entitled to refer any remaining disputes to a nationally recognized accounting firm acceptable to Purchaser and Sellers (the “Independent Accountant”), or in the absence of agreement on the accounting firm, to Grant Thornton LLP. If an Independent Accountant is retained, each of Purchaser and Sellers shall submit to the Independent Accountant not later than ten (10) days after its appointment, a written statement summarizing its position on the Contested Adjustments, together with such supporting documentation as it deems necessary or as may be requested by the Independent Accountant. The Independent Accountant shall be instructed to render its decision as to the Contested Adjustments based on the terms of this Agreement within thirty (30) days of receipt of the written positions of Purchaser and Sellers. The decision of the Independent Accountant as to the Contested Adjustments shall be final and binding on, and shall not be subject to appeal by Purchaser or Sellers. The Preliminary Closing Date Balance Sheet shall be adjusted to reflect the decision of the Independent Accountant as to the Contested Adjustments, if any, and the other modifications thereto previously agreed by Purchaser and Sellers (the Preliminary Closing Date Balance Sheet, as so adjusted, being referred to herein as the “Final Closing Date Balance Sheet”). The fees and expenses of the Independent Accountant shall be borne equally by Purchaser, on the on hand, and Sellers, on the other hand.

(c)  The Purchase Price shall be (i) increased on a dollar-for-dollar basis by the amount, if any, that the Net Closing Date Working Capital reflected on the Final Closing Date Balance Sheet exceeds the Base Working Capital Amount or (ii) decreased on a dollar-for-dollar basis by the amount, if any, that the Net Closing Date Working Capital reflected on the Final Closing Date Balance Sheet is less than the Base Working Capital Amount. Purchaser agrees to pay Sellers (in proportion to their respective ownership interests in the Company) the amount of any excess determined in accordance with clause (i) above, if any, and Sellers agree to pay Purchaser the amount of any deficiency determined in accordance with clause (ii) above, if any, in each case, within three (3) Business Days after the Final Closing Date Balance Sheet is finally determined in accordance with Section 2.03(b). Said amount shall be paid with interest at a rate of 4% per annum from (and including) the Closing Date through (but excluding) the date of payment, by wire transfer of immediately available funds to such account or accounts as shall be designated by Purchaser, or Sellers, as the case may be.

2.04  Earn-Out Payments. (a) As additional consideration for the Company Membership Interests and the Holding Membership Interests, for the three-year period following the first day of the month immediately following the Closing (collectively referred to herein as, the “Earn-Out Period”), Purchaser shall pay to Sellers with respect to each Calculation Period within the Earn-Out Period (in proportion to their respective percentage ownership interests in the Company) such amounts (the “Earn-Out Payments”) as are determined in accordance with the following formula:

Earn-Out Payment = (Company Gross Margin - (Company Revenue x 25%)) x Earn-Out Multiple

provided that, in each case, the Earn-Out Conditions have been satisfied for the applicable Calculation Period. If the Earn-Out Conditions have not been satisfied for the applicable Calculation Period, then no Earn-Out Payment will be made with respect to such Calculation Period pursuant to this Section 2.04(a).

(b)  As additional consideration for the Membership Interests, Purchaser shall also pay Sellers with respect to the entire Earn-Out Period (in proportion to their respective ownership interests in the Company) an amount (the “Cumulative Earn-Out Payment”) as is determined in accordance with the following formula:

Earn-Out Payment = (Company Gross Margin - (Company Revenue x 25%)) x Earn-Out Multiple

less the sum of all Earn-Out Payments previously earned by Sellers pursuant to Section 2.04(a), provided that the Earn-Out Conditions have been satisfied for the entire Earn-Out Period. If the Earn-Out Conditions have not been satisfied for the entire Earn-Out Period, then no Cumulative Earn-Out Payment will be made pursuant to this Section 2.04(b).

(c)  For purposes of this Section 2.04, the following additional definitions shall apply:

(i)  “Calculation Periods” with respect to the Earn-Out Payments means (i) the period beginning on the first day of the month following the Closing Date and ending on December 31, 2005, (ii) the twelve-month period beginning on January 1, 2006 and ending on December 31, 2006, (iii) the twelve-month period beginning January 1, 2007 and ending on December 31, 2007 and (iv) the period beginning on January 1, 2008 and ending in 2008 on the last day of the month in which the Closing Date occurs.

(ii)  “Company Gross Margin” means Company Revenue for a Calculation Period or the entire Earn-Out Period, as applicable, less labor and other direct engagement expenses accrued for the applicable period, including but not limited to salaries, fringe benefits, incentive compensation, non-reimbursable out-of-pocket expenses (e.g., travel, housing and other similar expenses not reimbursed by clients or customers) and contractor payments. For purposes of the computation of Company Gross Margin, the following expenses shall not be deducted from Company Revenue, (i) expenses related to long term incentive bonus compensation arrangements, (ii) out-of-pocket expenses which are reimbursable by clients or customers and (iii) Earn-Out Payments made or accrued in accordance with this Section 2.04, shall be excluded. In addition, only inter-company payroll expenses for employees of other practices of Purchaser and its Affiliates (and non-reimbursable out-of-pocket expenses and direct benefits expenses attributable to such employees) seconded to or otherwise engaged on behalf of the Company shall be included as expenses of the Company for purposes of the calculation of Company Gross Margin. All other inter-company expenses, including without limitation any allocated share of accounting, legal, human resources or other overhead items, shall be excluded from the calculation thereof.

(iii)  “Company Revenue” means revenue of the Company for a Calculation Period, as determined on an accrual basis in accordance with GAAP, consistently applied for the Calculation Period. For purposes of this definition, Company Revenue shall exclude revenue derived from the reimbursement of out-of-pocket expenses by clients or customers of the Company.

(iv)  “Earn-Out Conditions” means with respect to a Calculation Period or the entire Earn-Out Period, as applicable, (i) the Company having achieved or exceeded the Gross Margin Target for the relevant period, and (ii) the Company Gross Margin for the relevant period equaling or exceeding 25% of Company Revenue for the relevant period.

(v)  “Earn-Out Multiple” means the percentage identified on Schedule 2.04.

(vi)  “Gross Margin Target” means (i) for any full one-year period within the Earn-Out Period, Company Gross Margin of $3.0 million (ii) for any partial year period during the Earn-Out Period, Company Gross Margin of $3.0 million, multiplied by a fraction, the numerator of which is the number of days in the applicable Calculation Period and the denominator of which is 365, and (iii) for the entire Earn-Out Period, Company Gross Margin of $9.0 million.

(d)  Within sixty (60) days of the end of each Calculation Period within the Earn-Out Period, Purchaser shall prepare a statement setting forth Purchaser’s calculation of the amount of the Earn-Out Payment, if any, that is due with respect to the relevant period, and within sixty (60) days of the end of the Earn-Out Period, Purchaser shall prepare a statement setting forth Purchaser’s calculation of the amount of the Cumulative Earn-Out Payment, if any (said statements being referred to herein as the “Earn-Out Calculation Statements).” Concurrently with the delivery of each Earn-Out Calculation Statement, Purchaser shall pay Sellers the amount of the Earn-Out Payment or Cumulative Earn-Out Payment, as applicable, reflected thereon by wire transfer of immediately available funds to such account as shall be designated from time to time by Sellers. Purchaser shall provide Sellers, in addition to said statements, such additional documentation and supporting information as may be necessary to allow Sellers to review and verify Purchaser’s determinations and calculations as reflected in each such Earn-Out Calculation Statement. If Sellers disagree with the calculation of the Earn-Out Payment or Cumulative Earn-Out Payment as reflected in any Earn-Out Calculation Statement, and the parties are unable to resolve said dispute within thirty (30) days of the delivery of any Earn-Out Calculation Statement, either party shall be entitled to refer the dispute to the Independent Accountant for resolution in accordance with the procedures set forth in Section 2.03(b). The decision of the Independent Accountant as to the disputed items shall be final and binding on the parties, and shall not be subject to appeal by Purchaser or Sellers.

(e)  During the Earn-Out Period, appropriate measures will be taken by Purchaser to ensure that the Company continues to generate separate financial statements for the Company sufficient to allow the Earn-Out Payments to be reviewed and calculated in accordance with this Agreement. In addition, during the Earn-Out Period, without prior consultation with the Practice Leader of the Company, no Company Employee or Managing Director shall be transferred or assigned to work for a separate practice or division of Purchaser. Should a dispute arise between the Company Practice Leader and a Practice Leader of another practice group of Purchaser, as to whether a Company Employee or Managing Director should be transferred or assigned to work for a separate practice or division of Purchaser, the dispute shall be submitted to the Chief Executive Officer of Purchaser or his designee for resolution, and the resolution of the Chief Executive Officer or his designee shall be final. During the Earn-Out Period, the Practice Leader of the Company shall be designated by the Chief Executive Officer of Purchaser from among the Managing Directors.

2.05  Sale Attribution. (a) As additional consideration for the Company Membership Interests and the Holding Membership Interests, Purchaser shall pay to Sellers (in proportion to their respective percentage ownership interests in the Company), an amount (the “Sales Attribution Amount”) equal to the Sales Attribution Percentage multiplied by the Huron Revenue achieved during the Earn-Out Period which is derived from referrals made by Sellers or other employees of the Practice from pre-existing (i.e., existing as of or prior to the Closing Date) relationships of the Company and its employees. For purposes hereof, the term “Huron Revenue” means amounts earned by Purchaser and its Affiliates (other than the Company) during the Earn-Out Period in respect of customer or client engagements. For purposes hereof, Huron Revenue shall exclude revenue derived from the reimbursement of out-of-pocket expenses by clients or customers of Purchaser and its Affiliates.

(b)  The Sales Attribution Amount shall be calculated by Purchaser with respect to each Calculation Period, and shall be paid concurrently with the payment of the Earn-Out Payments, if any, for the relevant period or if no Earn-Out Payment is paid during any such period, within sixty (60) days after the end of the applicable period; provided, however, that notwithstanding anything herein to the contrary, the Sales Attribution Amount to which Sellers may become entitled in respect of any Calculation Period shall only be paid with respect to that Calculation Period if the Huron Revenue upon which the amount is based is actually paid to Purchaser or its Affiliates during the applicable Calculation Period, and if the corresponding Huron Revenue is not paid to Purchaser or its Affiliates during the Calculation Period, payment of the Sales Attribution Amount shall be deferred until the payments are made by Purchaser with respect to the Calculation Period during which the Huron Revenue was actually paid to Purchaser or its Affiliates.

(c)  Any dispute related to the calculation of the Sales Attribution Amount shall be resolved in accordance with the procedures specified in Section 2.04(d) for the resolution of disputes related to the Earn-Out Calculation Statements.

2.06  Allocation of Purchase Price. Sellers and Purchaser agree to treat the sale of the Company Membership Interests and Holding Membership Interests contemplated herein for federal and state income Tax purposes as a sale by Sellers of partnership interests in the Company, and a purchase by Purchaser of the Company’s assets, as prescribed by Revenue Ruling 99-6. Seller and Purchaser agree that the Purchase Price as may be adjusted by Section 2.03 (including assumed liabilities) will be allocated among the assets of the Company in accordance with Schedule 2.06 (the “Allocation Schedule”). The parties agree not to take any position inconsistent with the Allocation Schedule for Tax reporting purposes. Any adjustment to the purchase price shall be allocated as provided by Treas. Reg. §1.1060-1(c).

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY AND SELLERS

The Company and Sellers jointly and severally represent and warrant to Purchaser that the statements contained in this Article III are correct and complete at and as of the date of this Agreement and will be correct and complete at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified therein, in which case such representation or warranty shall be true and correct as of such date):

3.01  Organization. (a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of New Hampshire, with all requisite power and authority to carry on the Practice as it is now being conducted and in the places where the Practice is now conducted or operated. The Company is duly licensed or qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction where the conduct of the Practice requires such qualification, except where the failure to be so qualified or licensed or in good standing, as the case may be, would not reasonably be expected to result in a Material Adverse Effect. The states in which the Company is qualified or licensed to do business are set forth on Schedule 3.01. The Company has no direct or indirect subsidiaries and does not hold any ownership interest in any Person.

(b)  Holding is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with all requisite power and authority to conduct its business as it is now conducted or operated. Holding is duly licensed or qualified to do business and is in good standing as a foreign limited liability company in each jurisdiction where the conduct of its business or the ownership of its assets requires such qualification, except where the failure to be so qualified or licensed or in good standing, as the case may be, would not reasonably be expected to have a Material Adverse Effect.

3.02  Authorization. Each Seller, Holding and the Company has the right, power and capacity to execute and deliver this Agreement and each of the Related Agreements to which it is or will become a party and to perform its respective obligations under this Agreement and any Related Agreements to which it is or will become a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement by the Company and Holding and the execution and delivery of each Related Agreement to which it is or will become a party and the performance by the Company and Holding of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby are within the powers of the Company and Holding, as applicable, and have been duly and validly authorized and approved by all necessary limited liability company action.

3.03  Binding Effect. This Agreement has been, and on the Closing Date each of the Related Agreements to which each Seller, Holding or the Company is or will become a party will have been, duly and validly executed and delivered by the Company, Holding or Sellers, as applicable. This Agreement constitutes the legal, valid and binding obligation of the Company, Holding and each Seller, and each Related Agreement to which the Company, Holding or either Seller is or becomes a party, when executed and delivered, will constitute the legal, valid and binding obligation of the Company, Holding or such Seller, as applicable, in each case, enforceable against such party in accordance with its terms.

3.04  Ownership of the Company. All of the Company Membership Interests are, or as of the Closing Date, will be owned beneficially and of record by Weis and Holding free and clear of all Liens and in the percentages specified on Schedule 3.04. All Holding Membership Interests are, or as of the Closing Date, will be owned beneficially and of record by Speltz free and clear of all Liens. Sellers have made available to Purchaser true and correct copies of Company’s and Holding’s certificates of organization, the Company LLC Agreement and the Holding LLC Agreement, in each case, as amended through the date hereof. Except for the Company Membership Interests transferred to Purchaser pursuant to this Agreement, there are no outstanding ownership or voting interests in the Company (other than those held by Holding), and there are no options, warrants, calls, instruments or other rights of any character which would give a third party the right to acquire any interest in the Company or Holding. The execution and delivery of the Assignments of Membership Interests at Closing will be sufficient to transfer (i) the entire legal and beneficial membership interests of Weis in the Company to Purchaser free and clear of all Liens and (ii) the entire legal and beneficial membership interests of Speltz in Holding to Purchaser free and clear of all Liens. As of the Closing Date, Weis and

Holding will be the only members or holders of any other economic or other interest in the Company.

3.05  No Violations. Subject to the receipt of the Required Consents, the execution, delivery and performance by the Company, Holding and each Seller of this Agreement and each of the Related Agreements to which each of them is or will become a party, and the consummation of the transactions contemplated by this Agreement and such Related Agreements, do not and will not (i) conflict with or violate any provision of Company’s or Holding’s organizational documents, (ii) conflict with, result in the breach of, constitute a default under, result in the termination, modification or acceleration of any right or obligation of the Company or Holding under, or give any other party any right to terminate, modify or accelerate (whether after the giving of notice or the lapse of time or both) any right or obligation of the Company or Holding under any Contract or result in the creation of any Lien upon any of the Company’s assets, or (iii) violate or result in a breach of or constitute a default under any Law or Judgment applicable to the Practice or any Permit necessary for the conduct of the Practice as currently conducted.

3.06  Consents and Approvals. Except for the Consents described in Schedule 3.06 (the “Required Consents”), no Consent is required to be obtained by the Company, Holding or Sellers from, and no notice or filing is required to be given by the Company, Holding or Sellers to, or made by the Company, Holding or Sellers with, any federal, state, local, foreign or other Governmental Authority or other Person in connection with the execution, delivery and performance by the Company, Holding and Sellers of this Agreement and each of the Related Agreements to which each of them is or will become a party and the consummation of the transactions contemplated by this Agreement and Related Agreements.

3.07  Financial Statements; No Undisclosed Liabilities. (a) The Financial Statements are correct and complete and accurately reflect the cash receipts and cash disbursements of the Company, and are consistent with the books and records of the Company as at the respective dates of, and for the periods referred to in, the Financial Statements, applied consistently through the periods involved.

(b)  To the best of Sellers’ and the Company’s knowledge, there are no Liabilities of the Company, whether accrued, absolute or otherwise, except for Liabilities (i) reflected in the most recent balance sheet included in the Financial Statements, (ii) incurred in the ordinary course after the date of said balance sheet consistent with past practice, (iii) arising under Contracts listed on Schedule 3.11(a) or (iv) described on Schedule 3.07(b).

(c)  There are no Liabilities of Holding, whether accrued, absolute, contingent, or otherwise, except for Liabilities (i) arising under the Holding LLC Agreement and (ii) de minimus Liabilities arising from its formation.

3.08  Engagements. Except as set forth in Schedule 3.08, all services provided by the Company under the Completed Engagements and In-Process Engagements have in all material respects been in conformity with all applicable commitments and all express and implied warranties under the Completed Engagements and In-Process Engagements, and the Company has not been negligent in the provision of any such services.

3.09  Litigation. (a) Except as set forth on Schedule 3.09, to the knowledge of Sellers or the Company, there are no Proceedings pending or threatened against the Practice, Holding, the Company or any of its officers, directors, employees or agents in their capacity as such, and neither Sellers nor the Company have received written notice from a third party asserting facts or circumstances which are reasonably likely to give rise to the initiation of a Proceeding against the Company although Purchaser acknowledges that the Company’s clients are in financial distress and so facts and circumstances exist that may give rise to a Proceeding by the Company’s clients that could involve the Company and the Practice. Except as set forth on Schedule 3.09, neither the Company nor Holding is subject to any Judgment; provided, however, that a number of the clients of the Practice are subject to Judgments. Except as set forth on Schedule 3.09, the Company has not entered into any agreement to settle or compromise any Proceeding pending or threatened against it which has involved any obligation other than the payment of money for which the Company has no continuing obligation.

(b)  There is no Proceeding pending or, to the Company’s and Sellers’ knowledge, threatened by or against Sellers, Holding or the Company that seeks to enjoin or obtain damages in respect of the transactions contemplated by this Agreement.

3.10  Compliance with Laws; Permits. (a) Except as set forth on Schedule 3.10(a), (i) to the best of Sellers’ and the Company’s knowledge, the Practice has at all times been conducted in compliance with applicable Laws (ii) neither the Company nor any Seller has received any notification from any Governmental Authority or other Person, alleging that the Practice is being conducted in violation of any applicable Law or seeking to restrict or impose limitations on the operation of the Practice.

(b)  Schedule 3.10(b) sets forth an accurate and complete list of all material Permits held by the Company. All such Permits are in full force and effect and, except as set forth on Schedule 3.10(b), will not be affected by the sale of the Company Membership Interests and/or Holding Membership Interests to Purchaser. Except for such Permits set forth on Schedule 3.10(b), there are no Permits needed by the Company which are necessary to conduct the Practice as it is currently being conducted.

3.11  Contracts.

(a)  Schedule 3.11(a) sets forth an accurate and complete list of all material Contracts of the following types to which the Company is a party or by which it is bound, or to which its assets are subject:

(i)  any employment or other Contract of any kind with an employee, officer or member of the Company or any of their Affiliates, other than any such Contract identified on Schedule 3.13;

(ii)  any loan agreement, credit facility or other similar Contract pursuant to which the Company has made or will make any loans or advances, or has or will incur debts or become a guarantor or surety or pledged its credit on behalf of or otherwise become responsible with respect to an undertaking by another Person (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course);

(iii)  any Contract involving a partnership, joint venture, or other cooperative undertaking;

(iv)  any Contract involving any restriction with respect to the geographic area of operations or scope or type of business of the Company;

(v)  any Contract involving the provision of consulting or other services by or on behalf of the Company;

(vi)  any Contract for the lease of real or personal property and, in the case of personal property, involving the payment of in excess of $50,000 in any year;

(vii)  all Contracts by which the Company licenses the Intellectual Property of any other Person or by which the Company licenses its Intellectual Property to another Person;

(viii)  any Contract that requires the Company to obtain the consent of a third party upon the occurrence of a change of control or which gives a third party a right of termination upon the occurrence of a change of control; and

(ix)  any Contract not identified above which is material to the Company or which is not in the ordinary course of the Company’s business.

(b)  Sellers have delivered to Purchaser accurate and complete copies of each Contract set forth on Schedule 3.11(a). Each such Contract is a legal, valid, binding, obligation of the Company and, to the knowledge of the Company and Sellers, the other Persons party thereto and is enforceable and in full force and effect. To the knowledge of the Company and Sellers, (i) no party to any such Contract is in breach or default thereof, and (ii) no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination, modification or acceleration under any such Contract. Other than the Holding LLC Agreement, this Agreement and any Contract excluded by Holding in connection herewith, Holding is not a party to any Contract.

3.12  Employee Matters. Schedule 3.12 sets forth an accurate list of the names, titles, annual compensation and all bonus and similar payments made with respect to such individual for the current and preceding fiscal year for all officers and employees of the Company. Except as set forth on Schedule 3.12, to the knowledge of Sellers, none of the individuals listed on Schedule 3.12 who remain employed by the Company as of the date of this Agreement intends to terminate his or her employment with the Company within the next six months. There are no employees of Holding.

3.13  Employee Benefit Plans.

(a)  Schedule 3.13 contains a list of each employee benefit plan, program, policy or arrangement maintained by or contributed to by the Company or any of its ERISA Affiliates or with respect to which the Company or any of its ERISA Affiliates may have any liability (collectively, the “Sellers’ Benefit Plans”). An accurate and complete copy of each Sellers’ Benefit Plan and all Contracts related thereto, or the funding thereof, each as in effect on the date hereof, has been supplied to Purchaser. Holding does not now have and never has had any employees or employee benefit plans.

(b)  Compliance with Law. With respect to each Sellers’ Benefit Plan:

(i)  Each Sellers’ Benefit Plan complies and has been administered in form and in operation in all material respects in accordance with its terms and with all applicable requirements of Law and to the best of Sellers’ and the Company’s knowledge no event has occurred which will or could cause any such Sellers’ Benefit Plan to fail to comply with such requirements and no notice has been issued by any Governmental Authority questioning or challenging such compliance.

(ii)  There have been no “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Sellers’ Benefit Plan and none of Sellers, the Company, Honding or any of their respective ERISA Affiliates has engaged in any prohibited transaction.

(iii)  To the best of Sellers’ and the Company’s knowledge, there have been no acts or omissions by any of Sellers, the Company or any of their ERISA Affiliates which have given rise to or may give rise to interest, fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which Sellers, Honding, the Company or any of their ERISA Affiliates may be liable.

(iv)  None of the payments contemplated by Sellers’ Benefit Plans would, in the aggregate, whether alone or together with any other payments, constitute excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)).

(v)  There are no actions, suits or claims (other than routine claims for benefits) pending or to the best of Sellers’ and the Company’s knowledge, threatened involving any Sellers’ Benefit Plan or the assets thereof and no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

(vi)  None of Sellers’ Benefit Plans is an employee pension plan (within the meaning of Section 3(2) of ERISA).

3.14  Personal Property. Schedule 1.01(b) sets forth an accurate and complete list of all Fixtures and Equipment owned by the Company having an original acquisition cost of $5,000 or greater. The Company has good and valid title to the Fixtures and Equipment. Except for the Fixtures and Equipment, the tangible personal property leased by the Company and tangible personal property made available to the Company by its clients or owned by Sellers and described on Schedule 3.14, the Company does not regularly make use of any material amount of tangible personal property necessary for the conduct of the Practice.

3.15  Intellectual Property. Schedule 3.15 sets forth an accurate and complete list of all registered Intellectual Property owned by the Company. The products and services sold by the Company, and any processes, methodologies, processes, and other Intellectual Property employed by it do not, to the best of Sellers’ and the Company’s knowledge, infringe any Intellectual Property or confidential or proprietary right of another Person.

3.16  Insurance. Schedule 3.16 sets forth an accurate and complete list of all policies of insurance owned or held by the Company, true and complete copies of which have been delivered to Purchaser. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof or Closing Date, as applicable, have been paid, and no notice of cancellation or termination has been received with respect to any such policy. To the best of Sellers’ and the Company’s knowledge, such policies are sufficient to comply with all requirements of Law and of any Contract to which the Company is a party.

3.17  Taxes. (a) All Tax Returns required to be filed by or with respect to the Company or Holding through the Closing Date have been or will be accurately prepared, and have been or will be duly and timely filed, and all Taxes for which the Company or Holding may be held liable (including Taxes withheld from employees’ salaries and all other withholding Taxes and obligations and all deposits required to be made by or with respect to the Company or Holding with respect to such withholding Taxes or otherwise), have been or will be timely paid, or to the extent not due and payable as of the Closing Date, adequate provision for the payment thereof has been or will be made on the financial statements or the books of account of the Company or Holding.

(b)  There are no Tax Liens (other than Liens for current Taxes not yet due and payable) upon the properties or assets of either the Company or Holding.

(c)  The Company and Holding are currently, and have at all times been, classified for federal income tax purposes as either a partnership or a disregarded entity. Neither the Company nor Holding has made an election pursuant to Treas. Reg. § 301.7701-3(c) to be treated as an association taxable as a corporation for federal income tax purposes.

(d)  Neither Seller is a “foreign person” as defined in Section 1445(f)(3) of the Code, and the rules and regulations promulgated thereunder.

(e)  Neither the Company nor Holding is a party to any Tax sharing agreement.

3.18  Customers. Schedule 3.18 sets forth the identity of the five largest customers of the Company for the most recently completed fiscal year, and the revenues derived from each such customer for said period. Except as set forth on Schedule 3.18, since January 1, 2005, (i) there has been no adverse change in the business relationship with any such customer, (ii) there has been no material dispute between the Company and any such customer, and (iii) no such customer has indicated that it intends to terminate or reduce the level of services to be provided to it by the Company.

3.19  No Adverse Effects or Changes. Except as set forth on Schedule 3.19, since January 1, 2005, the Company has conducted the Practice in all material respects only in the ordinary course and consistent with past practice. Without limiting the foregoing, except as set forth on Schedule 3.19, since January 1, 2005, the Company has not:

(a)  suffered a Material Adverse Effect;

(b)  suffered any material damage, destruction or loss to any of its assets (whether or not covered by insurance);

(c)  sold, transferred, conveyed, assigned or otherwise disposed of any of its material assets or rights;

(d)  materially increased the compensation paid or benefits available to its employees;

(e)  amended the LLC Agreement, except to permit Holding to become a member of the Company and to allow Speltz Consulting, LLC to withdraw as a member and to allow the sale of the Membership Interests contemplated herein;

(f)  cancelled any debts or affirmatively waived any claims or rights of substantial value;

(g)  made any changes to its accounting policies, principles or practices;

(h)  made any Tax election or settle or compromised any federal, state or local Tax liability, or waived or extend any statute of limitation in respect of any Taxes; or

(i)  in any other manner, modified or altered the fundamental nature of the Practice.

3.20  Brokers and Finders. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or Sellers who might be entitled to any fee or commission from Purchaser in connection with the transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers that the statements contained in this Article IV are correct and complete at and as of the date of this Agreement and will be correct and complete at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified therein, in which case such representation or warranty shall be true and correct as of such date):

4.01  Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and is duly qualified to do business in each jurisdiction where the nature of its business requires such qualification.

4.02  Authorization. The execution, delivery and performance by Purchaser of this Agreement and each of the Related Agreements to which Purchaser is or will become a party and the consummation by Purchaser of the transactions contemplated hereby and thereby are within

Purchaser’s powers and have been duly and validly authorized by all necessary action of Purchaser.

4.03  Binding Effect. This Agreement has been, and on the Closing Date each of the Related Agreements to which Purchaser is or will become a party will have been, duly and validly executed and delivered by Purchaser. This Agreement is, and on the Closing Date each of the Related Agreements to which it is or will be a party will be, the legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

4.04  No Violations. The execution, delivery and performance by Purchaser of this Agreement and each of the Related Agreements to which Purchase is or will become a party, and the consummation of the transactions contemplated by this Agreement and the Related Agreements, do not and will not (i) conflict with or violate any provision of Purchaser’s Articles of Incorporation or By-Laws, (ii) conflict with, result in the breach of, constitute a default under, result in the termination, modification or acceleration of any right or obligation of Purchaser under, or give any other party any right to terminate, modify or accelerate (whether after the giving of notice or the lapse of time or both) any right or obligation of Purchaser under, any agreement, contract, lease, purchase and sale order, arrangement, commitment or license to which Purchaser is a party or by which Purchaser or any of its assets or properties is bound or affected or (iii) violate or result in a breach of or constitute a default under, any Law or Judgment applicable to Purchaser or by which Purchaser or any of its assets or properties is bound or affected, except in the cases of clauses (ii) and (iii), for any conflict, breach, default, termination, cancellation, acceleration, violation or Lien that, individually or in the aggregate, would not reasonably be expected to materially impair Purchaser’s ability to consummate the transactions contemplated by this Agreement.

4.05  Consents and Approvals. Except for the Consents described on Schedule 4.05, no Consent is required to be obtained by Purchaser from, and no notice or filing is required to be given by Purchaser to or made by Purchaser with, any federal, state, local, foreign or other Governmental Authority or other Person in connection with the execution, delivery and performance by Purchaser of this Agreement and each of the Related Agreements to which Purchaser is or will become a party and the consummation of the transactions contemplated by this Agreement and such Related Agreements.

4.06  Brokers and Finders. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission from Sellers in connection with the transactions contemplated by this Agreement.

4.07  Litigation. There is no Proceeding pending or, to Purchaser’s knowledge, threatened against Purchaser that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

ARTICLE V

COVENANTS

5.01  Conduct of the Business Pending the Closing. During the period from the date of this Agreement through the Closing Date, except as otherwise contemplated by this Agreement or as Purchaser shall otherwise agree in writing in advance, the Company shall, and Sellers shall cause the Company to, conduct the Practice in the ordinary and usual course of business in a manner consistent with past custom and practice, and shall use all commercially reasonable efforts to preserve intact its present business organization, to make available to Purchaser the services of the employees of the Company, to preserve the goodwill and relationships with clients and others having business dealings with the Practice, to perform in all material respects all of its obligations under the In-Process Engagements and Contracts, and to cause the Practice to comply in all material respects with all applicable Laws. Without limiting the foregoing, during the period from the date of this Agreement through the Closing Date, except with the consent of Purchaser, or as expressly contemplated hereby, none of the Company, Holding or Sellers shall take any action that would cause the representations and warranties set forth in Section 3.19 to be inaccurate in any material respect without modification of the relevant disclosure schedule.

5.02  Access to Company Records, Personnel, Customers. The Company shall, and Sellers shall cause the Company to, prior to the Closing Date, permit Purchaser and its employees and representatives to have reasonable access to the books and records of the Company, during normal business hours and upon reasonable notice, and shall make the officers and employees of the Company available to Purchaser as Purchaser and its employees and representatives shall from time to time reasonably request. In addition, prior to the Closing Sellers shall arrange for Purchaser to have access to the chairman of the largest client of Purchaser, Saint Vincent’s Catholic Medical Centers of New York, for the purpose of discussing that customer’s future relationship with the Company. From time to time, prior to the Closing, Sellers shall disclose in writing to Purchaser any matter which, if existing or known prior to the date of this Agreement, would have been required to be disclosed to Purchaser or which would render inaccurate any of the representations or warranties set forth in Article III. No information provided to Purchaser pursuant to this Section 5.02 shall be deemed to cure any breach or inaccuracy of any representation or warranty of the Company or Sellers for purposes of Schedule 6.03(a), but if, notwithstanding the disclosure of said information, Purchaser elects to proceed with the Closing, the information shall be deemed to modify the representations and warranties to which the disclosure applies for the purposes of Article IX.

5.03  Implementing Agreement. (a) Each of the parties hereto agrees to use reasonable commercial efforts to take, or cause to be taken, all action, and do or cause to be done, and to assist and cooperate with the other parties hereto in doing all things reasonably necessary, proper and advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including, without limitation, obtaining all Consents, including the Required Consents, from Governmental Authorities and other Persons required for the consummation of the transactions contemplated hereby, and the making of all necessary registrations and filings with, or to avoid the initiation of any Proceeding by, any Governmental Authority.

(b)  Each party agrees to consult with the other parties with respect to the obtaining of all Consents necessary or advisable to consummate the transactions contemplated hereby, and to keep the other parties apprised of the status of matters related to the completion of the transactions contemplated hereby.

(c)  In the event any Proceeding is initiated by a Governmental Authority or other Person that questions the validity or legality of the transactions contemplated hereby or seeks to enjoin said transactions, the parties agree to cooperate in good faith and use commercially reasonable efforts to defend against such Proceeding, and if an injunction or other order is issued in any such Proceeding, to use commercially reasonable efforts to have such order or injunction lifted.

5.04  Publicity. (a) Except as required by Law or the rules or regulations of any stock exchange, none of the Company, Holding, Sellers or Purchaser shall issue any press release or public announcement of any kind concerning the transactions contemplated by this Agreement, or otherwise disclose the contents hereof to any Person other than its employees, agents, legal and financial advisors without the prior consent of the other parties, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, after the transactions contemplated hereby have been announced, Purchaser shall be entitled to respond to analysts questions in the ordinary course in a manner consistent with any previous disclosure made in accordance with this Section 5.04, and, make such public announcement, release or disclosure as is required by Law or the rules or regulations of a stock exchange. Prior to the dissemination of any press release or other public announcement, the parties will consult with one another and use their best efforts to agree upon a mutually satisfactory text. Between the date hereof and the Closing Date, the Company, Sellers and Purchaser shall develop a process for communication with customers, suppliers and employees of the Company and other Persons who maintain a similar business or commercial relationship with the Company with respect to the transactions contemplated by this Agreement.

(b)  Notwithstanding anything to the contrary in this Agreement, any party hereto (and any of its officers, directors, employees, agents or other representatives) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure (each as defined in Treasury Regulation Section 1.6011-4) of the transactions contemplated hereby and all materials of any kind (including opinions and other tax analyses) that are provided to it related to such tax treatment and tax structure, except to the extent that maintaining such confidentiality is necessary to comply with applicable federal or state securities laws. To the extent not inconsistent with the immediately preceding sentence, the foregoing authorization does not extend to disclosure of information, including (i) the identities of the parties or potential participants in the transactions contemplated hereby, (ii) the existence or status of any negotiations, or any other term or detail, or portion of any documents or other materials, not related to the tax treatment or tax structure of the transactions contemplated hereby.

5.05  Professional Liability Insurance. Prior to Closing, the Company shall obtain a “tail insurance” professional liability insurance policy providing coverage for the operation of the Company with respect to periods prior to the Closing Date (and providing for two years of coverage following the expiration of the current policy) that (a) provides not less than $2,000,000 of insurance coverage, (b) names Purchaser, Speltz and Weis as additional beneficiaries thereof and (c) contains such other terms and conditions that are reasonably satisfactory to Purchaser and Sellers. The Purchase Price shall be increased by one-half (½) the costs of the tail insurance (and the insurance will not be reflected in the Preliminary Closing Date Balance Sheet or Final Closing Date Balance Sheet, either as an asset or a liability).

5.06  Employee Matters. From and after the Closing Date, the Company shall continue to employ the Company Employees on terms and conditions of employment that apply to similarly situated employees of Purchaser, as determined by Purchaser in its sole discretion, subject to the Company’s right to terminate the employment of any Company Employee at any time. From and after the Closing Date, the terms and conditions of employment of any Managing Director shall be governed by the terms of such Managing Director’s Senior Management Agreement.

5.07  Tax Matters. Sellers shall not cause the Company to make any Tax election or settle or compromise any federal, state or local Tax liability, or waive or extend any statute of limitation in respect of any Taxes without the prior written permission of Purchaser.

5.08  Financial Information Cooperation. From and after the date hereof, Sellers shall cooperate with Purchaser in the preparation, review and audit of financial statements and other financial information regarding the Practice that is required to be included in the financial reports and other public disclosures of Purchaser pursuant to Regulations S-X and S-K promulgated under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in connection with the transaction contemplated hereby. Such cooperation shall include the execution and delivery of a customary representation letter to the accounting firm responsible for reviewing and auditing such financial statements. The accounting firm responsible for the review and audit of such financial statements shall be selected by Purchaser. All costs and expenses incurred in connection with the preparation, review and audit of such information shall be paid by Purchaser.

5.09  Non-Competition Undertaking. (a) From and after the Closing Date until the fourth anniversary thereof (the “Restricted Period”), neither Seller shall , directly or indirectly:

(i)  engage in, control, advise, manage, serve as a director, officer or employee of, act as a consultant to, receive any economic benefit from or exert any influence upon, any business which conducts activities within a 250 mile radius of New York City (the “Restricted Radius”) similar to or competitive with the Practice;

(ii)  except on behalf of Purchaser and its Affiliates, solicit, divert or attempt to solicit or divert any Person who is, was, or is or was solicited to become, a customer of the Practice or the Company, or offer to provide or sell to any such Person, services which are similar to those provided by the Practice; or

(iii)  employ, solicit for employment or encourage to leave their employment with the Company or with Purchaser or its Affiliates any employee of the Company or of Purchaser or its Affiliates.

For purposes of this Section 5.09(a), the term “directly or indirectly” shall include acts or omissions as proprietor, partner, joint venturer, employer, salesman, agent, employee, officer,

director, lender or consultant of, or owner of any interest in, any Person. Each Seller shall cause its Affiliates to comply with the restrictions of this Section 5.09(a)). The restrictions imposed by clause (i) of this Section 5.09(a) shall not apply to the ownership of one percent (1%) or less of the outstanding securities of any Person whose securities are listed on a national securities exchange. In addition, the restriction imposed by clause (i) of this Section 5.09 shall not restrict either Seller, after the third anniversary of the Effective Date and so long as they are no longer employed by Purchaser or its Affiliates (including the Company), from becoming an employee of or consultant to any health care provider (including any such provider owning or operating one or more hospitals, nursing homes, or assisted living facilities)(but no more than one provider at any time during the Restricted Period), trade association, union or lobbying entity, even if the provider, trade association, union or lobbying entity is within the Restricted Radius.

(b)  In the event of actual or threatened breach of the provisions of this Section 5.09, Purchaser, in addition to any other remedies available to it for such breach or threatened breach, including the recovery of damages, shall be entitled to an injunction restraining Sellers or its Affiliates from such conduct.

(c)  Section 5.09(a) shall automatically terminate with respect to any Seller if such Seller’s employment with the Company and/or Purchaser is terminated other than for “Cause” or if such Seller terminates his employment for “Good Reason” (as each of such terms is defined in such Seller’s Senior Management Agreement).

5.10  Post-Closing Matters. The parties acknowledge that Verrill Dana, LLP, Cleveland, Waters and Bass, P.A. and William Steele & Associates, P.C. (the “Advisors”) have represented Sellers and the Company in the transaction described herein (the “Transaction”), that the Transaction will result in a change in ownership of the Company at Closing, and that the Advisors are resigning as counsel and advisors to the Company as of the Closing. Purchaser and the Company agree that, after the Closing, the Advisors may continue to represent Sellers on matters relating to the Transaction (even if adverse to the Company or Purchaser) so long as such representation of Sellers (i) is not substantially related to the subject matter of any engagement of such Advisor by the Company or Purchaser after the Closing (a “Separate Post-Closing Engagement”) and (ii) will not involve any actual use by such Advisor of confidential information that it obtained through any Separate Post-Closing Engagement and that is not otherwise known to Sellers or available to the public. Furthermore, Purchaser and the Company agree that any of the following that relate to the Advisors shall, effective as of the Closing, be deemed to be the personal property of Sellers and shall not be included as assets of the Company: materials relating to the negotiation of the Transaction, including letters, e-mails and other documents, and any attorney-client or similar privilege relating to the negotiation of the Transaction.

ARTICLE VI

CONDITIONS TO CLOSING; TERMINATION

6.01  General Conditions. The obligations of each party to this Agreement to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a)  No order, statute, rule, regulation, executive order, injunction, stay, decree or restraining order shall have been enacted, entered, promulgated or enforced by any court of competent jurisdiction or Governmental Authority that prohibits the consummation of the transactions contemplated by this Agreement; and

(b)  There shall not be any Proceeding pending that seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated by this Agreement.

6.02  Additional Conditions to Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)  Purchaser shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by Purchaser under this Agreement at or prior to the Closing;

(b)  The representations and warranties of Purchaser contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified therein, in which case such representation or warranty shall be true and correct as of such date);

(c)  Sellers shall have received all of the payments, agreements, documents, instruments, and other items required to have been delivered by Purchaser in accordance with Section 7.03;

(d)  No event shall have occurred which could reasonably be expected to have a material adverse effect on the financial condition of Purchaser which is likely to adversely affect its ability to make the payments to Sellers contemplated hereunder or its ability to consummate the transaction contemplated hereby.

(e)  Sellers shall have received from Purchaser a certificate signed by an officer of Purchaser as to Purchaser’s compliance with the conditions set forth in Sections 6.02(a) and 6.02(b).

6.03  Additional Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a)  The Company, Holding and Sellers shall have performed and complied in all material respects with all agreements and covenants required to be performed and complied with by the Company and Sellers under this Agreement at or prior to the Closing;

(b)  The representations and warranties of the Company, Holding and Sellers contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though restated on and as of such date (except in the case of any representation or warranty that by its terms is made as of a date specified therein, in which case such representation or warranty shall be true and correct as of such date);

(c)  Purchaser shall have received all of the agreements, documents, instruments and other items required to be delivered by Sellers, Holding and the Company in accordance with Section 7.02;

(d)  Purchaser shall have received written evidence satisfactory to it that (i) all Required Consents shall have been obtained and (ii) all filings required for the consummation of the transactions contemplated hereby shall have been made;

(e)  At least seventy-five percent (75%) of the employees of the Company (determined as of the date of this Agreement and disregarding the Specified Managing Directors) shall remain employed by the Company and shall not have indicated that they intend to terminate employment with the Company; and David E. Speltz, Timothy C. Weis and at least three other Managing Directors of the Company identified on Schedule 1.01(c), (collectively, the “Specified Managing Directors”) shall have executed and delivered a Senior Management Agreement as contemplated by Section 7.02(f);

(f)  The Company shall have obtained the insurance policy contemplated by Section 5.05 and such insurance policy shall be in full force and effect;

(g)  No event shall have occurred which could reasonably be expected to have a Material Adverse Effect; and

(h)  Purchaser shall have received a certificate signed by each Seller as to compliance with the conditions set forth in Sections 6.03(a) and 6.03(b).

ARTICLE VII

CLOSING

7.01  The Closing. Unless otherwise mutually agreed, the Closing will take place at the offices of Mayer, Brown, Rowe & Maw LLP, 1675 Broadway, New York, New York 10019, on the later of (i) May 9, 2005, or (ii) a day that is at the end of a payroll period of the Company and is at least three (3) Business Days after all of the conditions (other than conditions with respect to actions to be taken or deliveries to be made at the Closing itself) set forth in Article VI are satisfied or waived. The Closing, and all transactions to occur at the Closing, shall be deemed to take place at, and shall be effective as of, the opening of business on the Closing Date.

7.02  Deliveries by Sellers. At the Closing, the Company and Sellers shall deliver or cause to be delivered to Purchaser the following:

(a)  Assignments of Membership Interests, dated as of the Closing Date, duly executed by each Seller and acknowledged by the Company;

(b)  Evidence, in form and substance reasonably satisfactory to Purchaser, that all Required Consents have been obtained and that all filings required with any Governmental Authority for the consummation of the transactions contemplated hereby shall have been made;

(c)  Evidence that all Liens upon the Company Membership Interests, the Holding Membership Interests and the assets of the Company and Holding shall have been released;

(d)  A copy of the certificate of formation of the Company, together with all amendments thereto, certified by the Secretary of State of New Hampshire, and a certificate of good standing for the Company from each state in which the Company is qualified to do business;

(e)  Evidence, in form and substance reasonably satisfactory to Purchaser, that the Company LLC Agreement shall have been amended to permit the assignment of Company Membership Interests as contemplated herein;

(f)  An opinion, dated as of the Closing Date, of Cleveland, Waters & Bass, P.A., counsel for the Company in form and substance satisfactory to Purchaser and covering the matters identified in Exhibit D;

(g)  Senior Management Agreements, duly executed by the Specified Managing Directors and each of the other individuals who have accepted Purchaser’s offer to become a Managing Director of Purchaser following the Closing; and

(h)  all such other instruments as, in the reasonable opinion of legal counsel to Purchaser, shall be necessary to vest in Purchaser all rights, title and interest in, to and under the Company Membership Interests and the Holding Membership Interests as of the Closing Date.

7.03  Deliveries by Purchaser. At the Closing, Purchaser shall deliver or cause to be delivered to Sellers the following:

(a)  The Cash Amount;

(b)  The Promissory Notes, dated as of the Closing Date, duly executed by Purchaser;

(c)  Assignments of Membership Interests, dated as of the Closing Date, duly executed by Purchaser;

(d)  Senior Management Agreements, dated as of the Closing Date, duly executed by Purchaser in favor of the Specified Managing Directors and each of the other individuals who have accepted Purchaser’s offer to become Managing Directors of Purchaser following the Closing; and

(e)  All such other instruments as, in the reasonable opinion of legal counsel to Sellers, shall be necessary to cause Purchaser to be substituted for Sellers as a member of the Company.

ARTICLE VIII

TERMINATION

8.01  Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:

(a)  by the mutual written agreement of Purchaser and Sellers;

(b)  by either Purchaser or Sellers, by giving written notice of such termination to the other party, if the Closing shall not have occurred by May 30, 2005;

(c)  by either Purchaser or Sellers, if there shall be any Law or regulation that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if consummation of the transactions contemplated by this Agreement would violate any nonappealable final Judgment of any court or Governmental Authority having competent jurisdiction; or

(d)  by either Purchaser or Sellers upon a material breach by the other party of any of its obligations under this Agreement that is not cured within ten Business Days following notice of such breach to such other party.

8.02  Effect of Termination. If this Agreement is terminated as permitted under Section 8.01, such termination shall be without liability to either party or to any partner, principal, shareholder, member, director, officer, or representative of such party and, following such termination, neither party shall have any liability under this Agreement or relating to the transactions contemplated by this Agreement to the other party; provided, however, that no such termination shall relieve any party that has breached any provision of this Agreement from liability for such breach, and any such breaching party shall remain fully liable for any and all Damages incurred or suffered by the other party to this Agreement as a result of such breach. The Confidentiality Agreement and Sections 8.02, 10.01, 10.05 and 10.07 of this Agreement shall survive any termination of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.01  Indemnification by Sellers. From and after the Closing, and subject to the provisions of this Article IX, Sellers jointly and severally (except as expressly provided in this Article IX) agree to pay and to indemnify fully, hold harmless and defend each Purchaser Indemnified Party from and against any and all Proceedings, charges, complaints, Judgments, decrees, damages, dues, penalties, fines, costs, amounts paid in settlement, Liabilities, Taxes, Liens, losses, expenses and fees, including court costs and reasonable attorneys’ fees and expenses (collectively, “Damages”), arising out of or relating to: (a) any inaccuracy in or breach of any representation or warranty of the Company or Sellers contained in this Agreement; (b) any breach of any covenant or agreement of Sellers contained in Sections 2.03 (Working Capital Adjustment), 2.06 (Allocation of Purchase Price), 5.04 (Publicity), 5.08 (Financial

Information Cooperation), 5.09 (Non-Competition Undertaking), 10.01 (Transaction Expenses), 10.14 (Transfer Taxes) and this Article IX of this Agreement; or (c) all Liabilities for Taxes of the Company, Holding or Sellers arising with respect to periods (or partial periods) prior to and including the Closing Date, and (d) the Excluded Liabilities and the Claw-Back Liabilities; provided, however, that for purposes of determining whether there is an inaccuracy or breach in Sellers’ or the Company’s representations and warranties and, therefore, any indemnification obligation under Section 9.01(a), all qualifications as to materiality contained in such representations and warranties shall be ignored.

9.02  Indemnification by Purchaser. From and after the Closing, and subject to the provisions of this Article IX, Purchaser agrees to pay and to indemnify fully, hold harmless, and defend each Seller Indemnified Party from and against any and all Damages arising out of or relating to: (a) any inaccuracy in or breach of any representation or warranty of Purchaser contained in this Agreement; and (b) any breach of any covenant or agreement of Purchaser contained in this Agreement.

9.03  Indemnification Process. The party or parties making a claim for indemnification under this Article IX shall be, for the purposes of this Agreement, referred to as the “Indemnified Party” and the party or parties against whom such claims are asserted under this Article IX shall be, for the purposes of this Agreement, referred to as the “Indemnifying Party.” All claims by any Indemnified Party under this Article IX shall be asserted and resolved as follows:

(a)  In the event that (i) any Proceeding is asserted or instituted by any Person other than the parties to this Agreement that could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement that does not involve a Third Party Claim (such claim, a “Direct Claim”), the Indemnified Party shall with reasonable promptness send to the Indemnifying Party a written notice specifying the nature of such Third Party Claim or Direct Claim and the amount or estimated amount thereof, which amount or estimated amount shall not be conclusive of the final amount, if any, of such Third Party Claim or Direct Claim (a “Claim Notice”).

(b)  In the event of a Third Party Claim, the Indemnifying Party shall be entitled to appoint counsel of the Indemnifying Party’s choice at the expense of the Indemnifying Party to represent the Indemnified Party and any others the Indemnifying Party may reasonably designate in connection with such Third Party Claim (in which case the Indemnifying Party shall not thereafter be responsible for the fees and expenses of any separate counsel retained by any Indemnified Party except as set forth below); provided, however, that such counsel is reasonably acceptable to the Indemnified Party. Notwithstanding an Indemnifying Party’s election to appoint counsel to represent an Indemnified Party in connection with a Third Party Claim, an Indemnified Party shall have the right to retain separate counsel to conduct the defense of such Third Party Claim, and, only in the case of clauses (i) and (iv) below (but not clauses (ii) and (iii) below), the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest, (ii) the Third Party Claim seeks an injunction or other equitable relief that would be binding on the Indemnified

Party, (iii) an adverse determination with respect to the Third Party Claim could reasonably be expected to establish a material adverse precedent as to the limitations on liability set forth in the Completed Engagements or (iv) the Indemnifying Party shall not have employed counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. If and to the extent reasonably requested by the Indemnifying Party, the Indemnified Party agrees to cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party defends or, if appropriate and related to the Third Party Claim, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (y) by the Indemnified Party without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed, or (z) by the Indemnifying Party without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. In the event that any Indemnified Party or Indemnifying Party settles or compromises or consents to the entry of any Judgment with respect to any Third Party Claim in violation of the preceding sentence, then such violating party shall pay and indemnify fully, hold harmless and defend the other party against any incremental or excess Damages under this Article IX caused by or arising from such settlement, compromise or consent to the entry of Judgment in violation of the preceding sentence.

(c)  In the event of a Direct Claim, the Indemnifying Party shall notify the Indemnified Party within thirty (30) days following receipt of a Claim Notice whether or not the Indemnifying Party disputes such claim.

(d)  From and after the delivery of a Claim Notice relating to a Third Party Claim, at the reasonable request of the Indemnifying Party, each Indemnified Party shall grant the Indemnifying Party and its representatives all reasonable access to the books, records, personnel and properties of such Indemnified Party to the extent reasonably related to the matters to which the Third Party Claim relates. All such access shall be granted during normal business hours and shall be granted under conditions that will not interfere with the business and operations of such Indemnified Party. The Indemnifying Party will not, and shall require that its representatives do not, use (except in connection with such Third Party Claim) or disclose to any third party other than the Indemnifying Party’s representatives (except as may be required by applicable Law) any information obtained pursuant to this Section 9.03(d) that is designated as confidential by an Indemnified Party.

9.04  Limitations on Certain Indemnity Payments.  (a) No claim for indemnification under Section 9.01(a) or (d) may be made, and no payment in respect thereof shall be required, unless and to the extent that the aggregate amount of Damages which the Purchaser Indemnified Parties have suffered arising out of or with respect to all such matters exceeds $100,000 (after giving effect to the proviso set forth in Section 9.01 and crediting any insurance proceeds as contemplated in Section 9.08) (the “Deductible”) and, in the event that the Deductible is exceeded, Sellers shall be responsible only for the amount of the Damages in excess of the Deductible; provided, however, that the Purchaser Indemnified Parties shall be entitled to Damages without regard to the Deductible for (i) any breaches of the Company and Sellers with respect to the Title and Authorization Warranties and Tax Warranties, but any such Damages that are not subject to the Deductible shall not be included for purposes of determining whether the Deductible has been exceeded with respect to other claims for indemnification under Section 9.01.

(b)  The aggregate liability for Damages of Sellers under Sections 9.01(a) and (d) shall not exceed $500,000 in the aggregate (the “Aggregate Cap”); provided, however, that the Aggregate Cap shall not apply to claims for indemnification in respect of: (i) Liabilities arising as a result of the breach or inaccuracy of the Title and Authorization Warranties, the Tax Warranties and the representations and warranties set forth in Sections 3.07(a) and (c), 3.09, 3.11(a), 3.12, 3.13(a), 3.14, 3.18, 3.19 or 3.20; or (ii) Liabilities within the scope of clause (b) of the definition of Excluded Liabilities; provided, further, that the Aggregate Cap shall not apply to breaches or inaccuracies of any representation or warranty of which Seller had actual knowledge prior to the Closing, as conclusively demonstrated by Purchaser.

(c)  Notwithstanding anything to the contrary set forth in this Agreement, neither Seller shall be liable to a Purchaser Indemnified Party for Damages resulting from (i) the breach by the other Seller of the covenants and agreements set forth in Section 5.09 or (ii) the breach of inaccuracy of the Title and Authorization Warranties to the extent that the representation or warranty relates to the other Seller.

(d)  Notwithstanding anything herein to the contrary, no party shall be liable to the other party or any Indemnified Party if the other party had actual knowledge, on or before the Closing Date, of the facts or circumstances giving rise to the breach or inaccuracy of any representation or warranty which forms the basis of such party’s claim.

9.05  Survival of Representations and Warranties. The representations and warranties of the Company, Sellers and Purchaser contained in this Agreement shall survive the Closing for the applicable period set forth in this Section 9.05, and any and all claims for indemnification under Section 9.01(a) or 9.01(d), or 9.02(a) must be made prior to the termination of the applicable survival period; provided, however, that in the event notice of any claim for indemnification under Section 9.01(a) or 9.01(b), or 9.02(a) shall have been given prior to the termination of the applicable survival period, then the matters that are the subject of such indemnification claim shall survive for purposes of such claim until such time as such claim is finally resolved. All of the representations and warranties of Sellers, the Company, and Purchaser contained in this Agreement shall survive for a period of three years following the date of this Agreement; provided, however, the Tax Warranties shall survive for the applicable statute of limitations period and the Title and Authorization Warranties shall survive indefinitely. It is understood and agreed that, except as expressly set forth in this Section 9.05, any indemnification obligation of the Company, Sellers or Purchaser under Section 9.01 or 9.02, respectively, shall survive indefinitely.

9.06  Offset Rights. Purchaser shall have the right to withhold payments under this Agreement or the Promissory Notes or offset payments under this Agreement or the Promissory Notes against any payments that Sellers owe a Purchaser Indemnified Party under this Article IX. Notwithstanding the foregoing, the withholding and offset rights set forth in this Section 9.06 shall in no way be deemed to limit or override any Purchaser’s other remedies and rights under this Agreement or under applicable Law.

9.07  Characterization of Indemnity Payments. Any indemnification payment made pursuant to this Article IX shall be treated as an adjustment to the Purchase Price to the maximum extent possible.

9.08  Mitigation; Exclusive Remedy. Any Indemnified Party having a claim under this Article IX shall make a good faith effort to recover all Damages from insurers of such Indemnified Party under applicable insurance policies so as to reduce the amount of any Damages hereunder. The amount of any Damages shall be reduced by any amounts actually and irrevocably recovered by the Indemnified Party with respect to such claim. The rights and remedies of Sellers and Purchaser under this Article IX are exclusive and in lieu of any and all other rights and remedies which Sellers and Purchaser may have under this Agreement for monetary relief (but not injunctive relief) with respect to any breach or failure to perform any covenant or agreement or representation or warranty set forth in this Agreement. Notwithstanding the foregoing, nothing in this Article IX is intended to limit the rights of any holder of a Promissory Note.

ARTICLE X

GENERAL PROVISIONS

10.01  Transaction Expenses. Except as provided in Section 10.14, each party to this Agreement shall pay all fees and expenses incurred by it in connection with this Agreement and the transactions contemplated by this Agreement.

10.02  Notices. Any notices or other communications required or permitted under this Agreement or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in Person or upon confirmation of receipt when transmitted by facsimile transmission or on receipt after dispatch by registered or certified mail, postage prepaid, addressed as follows:

If to Purchaser to:

Huron Consulting Group Inc.
550 W. Van Buren Street
Chicago, IL 60607
Attention: Chief Financial Officer
Facsimile: (312) 583-8752

with a copy to:

Mayer, Brown, Rowe & Maw LLP
190 South LaSalle Street
Chicago, Illinois 60603
Attention: Marc F. Sperber
Facsimile: (312) 701-7711

If to the Company after the Closing Date, to:

Speltz & Weis LLC
c/o Huron Consulting Group Inc.
550 W. Van Buren Street
Chicago, IL 60607
Attention: Chief Financial Officer
Facsimile: (312) 583-8752

If to Sellers, or prior to the Closing Date,
the Company, to:

David E. Speltz
579 Sagamore Avenue, Suite 108
Portsmouth, NH 03801

and

Timothy C. Weis
2779 Shellingham Drive
Lisle, IL 60532

with a copy to:

Verrill Dana, LLP
One Portland Square
Portland, ME 04101
Attention: Mark K. Googins
Facsimile: (207) 774-7499

or such other address as the Person to whom notice is to be given has furnished in writing to the other party. A notice of change in address shall not be deemed to have been given until received by the addressee.

10.03  Amendment; Assignment. This Agreement may not be amended except by an instrument in writing signed by each of the parties to the Agreement. The Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no assignment of any rights or obligations shall be made by Sellers without the consent of Purchaser or by Purchaser without the consent of Sellers, except that Purchaser may assign its rights hereunder without such consent to any of its Affiliates.

10.04  Headings and Schedules. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

10.05  Further Assurances. Upon the reasonable request of Purchasers, Sellers will on and after the Closing Date execute and deliver to Purchaser such other documents, releases,

assignments or other instruments as may be required to effectuate the transfer and assignment of the Company Membership Interests and the Holding Membership Interests, and to vest in Purchaser legal and beneficial ownership of the Company Membership Interests and the Holding Membership Interests, and to otherwise carry out the purposes of this Agreement.

10.06  Applicable Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

10.07  No Third Party Rights. Except as specifically provided in Article IX, this Agreement is intended to be solely for the benefit of the parties to this Agreement and is not intended to confer any benefits upon, or create any rights in favor of, any Person other than the parties to this Agreement.

10.08  No Jury Trial. Each party to this Agreement irrevocably waives the right to a trial by jury in connection with any matter arising out of this Agreement and, to the fullest extent permitted by applicable Law.

10.09  Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

10.10  Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions of this Agreement shall not be affected, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

10.11  Entire Agreement. This Agreement and the Related Agreements set forth the entire understanding and agreement between the parties as to the matters covered in this Agreement and the Related Agreements and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect to such understanding, agreement or statement.

10.12  Waiver. A party to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (ii) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered by the other party pursuant to this Agreement or (iii) waive compliance with any of the agreements, or satisfaction of any of the conditions, contained in this Agreement by the other party. Any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.

10.13  Fair Construction. This Agreement shall be deemed to be the joint work product of the parties to this Agreement without regard to the identity of the draftsperson, and any rule of construction that a document shall be interpreted or construed against the drafting party shall not be applicable.

10.14  Transfer Taxes. All national, federal, state, provincial or local transfer taxes in any country, including excise, sales, use, value added, real property transfer, stamp, documentary, filing, recordation, notarial and other similar taxes and fees that may be imposed or assessed as a result of the transactions contemplated by this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties shall be paid by the party against which such taxes are assessed.

* * * * * * * * * * *

Each of the parties to this Agreement has executed this Agreement as of the day and year first above written.

HURON CONSULTING GROUP INC.

By: /s/ Gary E. Holdren
Name:  Gary E. Holdren
Title:  CEO

SPELTZ & WEIS LLC

By: /s/ Timothy C. Weis
Name: Timothy C. Weis
Title: Manager

SC HOLDING, LLC

By: David E. Speltz
Name:  David E. Speltz
Title:  Manager / Member

/s/ David E. Speltz
David E. Speltz

/s/ Timothy C. Weis
Timothy C. Weis